Exhibit 6.11

POGOTEC, INC. PROMISSORY NOTE

$32,500.00	Roanoke, VA
February 1, 2018

PogoTec, Inc., a Delaware corporation (“Company”) hereby promises to pay to the order of John McDougall (“Lender”), his successors and assigns, in lawful money of the United States of America, THIRTY-TWO THOUSAND AND FIVE HUNDRED DOLLARS ($32,500.00), together with accrued and unpaid interest thereon, at the rate set forth below, on demand on April 30, 2018 (the “Maturity Date”). This Note may be prepaid in whole or in part at any time, without premium or penalty. This Note is subject to the following additional terms and conditions:

1. Payment. The amounts due hereunder shall be paid in cash.

2. Security. This Note is unsecured. The payment obligations under this Note shall not be subordinated to obligations to any creditor without the written consent of Lender.

3. Demand; Expenses. Company hereby waives presentment, demand, notice of dishonor, protest, notice of protest and all other demands, protests, and notices in connection with the execution, delivery, performance, collection, and enforcement of this Note. Company shall pay all costs of collection when incurred, including reasonable attorneys’ fees and expenses.

4. Governing Law. This Note is being delivered in, is intended to be performed in, shall be construed and interpreted in accordance with, and be governed by the internal laws of, the Commonwealth of Virginia, without regard to principles of conflict of laws.

5. Amendment. This Note may only be amended, modified or terminated by an agreement in writing signed by the party to be charged.

PogoTec, Inc.
a Delaware corporation

/s/ Diane J. Munn
Diane J. Munn
Chief Financial Officer